FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant

in connection with Rule 12g3-2(b):   N/A

REPSOL YPF, S.A.

Item

1.	Official notice regarding the amendment of Repsol YPF Group’s Internal Conduct Regulations for the Securities Market.

Madrid, November 27th 2008

The Board of Directors of Repsol YPF, with the previous favourable report from the Audit and Control Committee, agreed yesterday on the amendment of the Internal Conduct Regulations regarding the Securities Market.

The amendment pursues the revision of the Regulations’ scope of application criteria; its adaptation to current legislation and the incorporation of technical improvements and best practices in these matters.

The Revised Text of the Regulations, enclosed to this communication, will be available at the corporate web site (www.repsol.com) on the “Shareholders and Investors” section.

REPSOL YPF GROUP

INTERNAL CONDUCT REGULATIONS

REGARDING THE SECURITIES MARKET

(TRANSLATION OF THE ORIGINAL IN SPANISH. IN CASE OF ANY

DISCREPANCY, THE SPANISH VERSION PREVAILS)

Approved by the Board of Directors of Repsol YPF, S.A. on

11 June 2003 and amended by the Board of Directors on 30

June 2004, 30 November 2005 and 26 November 2008

CONTENTS

1.	Purpose of the Regulations		Page 5

2.	Scope of application		Page 5

	2.1.	Subjective general scope	Page 5

	2.2.	Affected Persons registry	Page 5

	2.3.	Objective scope	Page 8

3.	Rules of conduct regarding the purchase and sale of securities and financial instruments issued by Repsol YPF, S.A. and companies of Repsol YPF Group		Page 8

	3.1.	Initial communication	Page 8

	3.2.	Communication of operations	Page 9

	3.3.	Annual communication	Page 9

	3.4.	Related parties	Page 10

	3.5.	Confidentiality of data	Page 10

	3.6.	Portfolio management	Page 10

	3.7.	Prohibited trading periods	Page 11

4.	Price-sensitive information		Page 12

	4.1.	Definition of price-sensitive information	Page 12

	4.2.	Loss of consideration as price-sensitive information	Page 13

	4.3.	Prohibitions	Page 13

	4.4.	Obligation to protect information	Page 14

	4.5.	Actions during the consideration or negotiation of transactions comprising price-sensitive information	Page 14

		4.5.1.	Monitoring of market prices	Page 14

		4.5.2.	Public announcement in case of broken secrecy	Page 15

		4.5.3.	Safeguard measures	Page 15

	4.6.	Compliance with securities market legislation		Page 17

5.	Significant information			Page 17

	5.1.	Definition of significant information		Page 17

	5.2.	Duty to report significant information		Page 17

	5.3.	Contents of significant information		Page 18

	5.4.	Confidential significant information		Page 19

6.	Trading in own shares			Page 19

	6.1.	Treasury stock policy		Page 19

		6.1.1.	Specific plans	Page 19

		6.1.2.	Ordinary transactions	Page 19

		6.1.3.	Implementation of plans	Page 20

		6.1.4.	Purchase of Repsol YPF, S.A. shares by its subsidiaries	Page 20

		6.1.5.	Notices, recording and filing of transactions	Page 20

	6.2.	Volume of trading		Page 20

		6.2.1.	Specific plans	Page 20

		6.2.2.	Ordinary transactions	Page 21

	6.3.	Price of ordinary transactions		Page 21

		6.3.1.	Purchase proposals	Page 21

		6.3.2.	Sale proposals	Page 21

	6.4.	Procedure for transactions		Page 21

		6.4.1.	Scaling of transactions	Page 21

		6.4.2.	Counterparts of treasury stock operations	Page 22

	6.5.	Amendment of the above rules		Page 22

7.	Market manipulation		Page 23

	7.1.	Prohibition	Page 23

	7.2.	Prohibited practices	Page 23

8.	Conflicts of interest		Page 24

	8.1.	Rules for Directors	Page 24

	8.2.	Definition of conflicts of interest	Page 24

	8.3.	Prevention of conflicts	Page 24

	8.4.	Solving of conflicts	Page 25

9.	Term		Page 25

10.	Binding nature		Page 26

11.	Default		Page 26

12.	Supervision		Page 26

Annex I

1. PURPOSE OF THE REGULATIONS

The purpose of these Regulations is to define the principles and framework of any actions on or in respect of the securities markets by the persons related with the Repsol YPF Group subject hereto.

These Regulations are consistent with the provisions of current Spanish law, particularly the Securities Market Act 24/1988 of 28 July and its regulatory development. They are also adapted, as far as necessary, to the requirements of the US and Argentinean securities market legislation.

These Regulations incorporate the best practices in this matter, with a view to helping to foster transparency and efficient operating of the markets and preserving the legitimate interests of the investment community.

2. SCOPE OF APPLICATION

2.1.	Subjective general scope.

Without prejudice to the obligations of Repsol YPF, S.A. as a legal entity in the matters contemplated herein, all the executives and employees of Repsol YPF Group (as defined by Section 42 of the Commercial Code) are obliged to know and implement the provisions of these Regulations.

2.2.	Affected Persons registry.

Likewise, the following persons are specially bound by these Regulations (“Affected Persons”):

a)	Members of the Board of Directors of Repsol YPF, S.A., including it Secretary and Vice-Secretary (being or not Directors).

b)	Top management of the Repsol YPF Group. For the purposes of these Regulations, the top management of the Group shall be the members of Repsol YPF, S.A.’s Executive Committee (“Comité de Dirección”).

c)	Members of the Disclosure Committee (“Comité Interno de Transparencia”) of Repsol YPF, S.A.

d)	Executives of the Chief Financial Office, the Corporate Division of Legal and General Counsel (except the Real State Corporate Department), the Corporate Division of Strategy and Corporate Development and the Corporate Division of External Relations and Communication.

e)	Members of the Executive Committees of the Group companies.

f)	Members of any committee and the executives of whatsoever division or department having all or part of the duties of the committees and divisions and departments listed above.

g)	Managing Directors and Regional Units Directors in charge of Repsol YPF Group’s business units.

h)	Employees working in divisions or departments related with activities on the securities market or, due to their position, accessing periodically to price-sensitive information (as the preparation of the annual accounts and the regulated financial information).

i)	Any other employees (executives or otherwise) who may be included within the scope of application by decision of the Board of Directors of Repsol YPF, S.A., its Management Committee, its Chairman or Managing Director (“Consejero Delegado”), if any, or the Audit and Control Committee, in view of the circumstances prevailing in each case.

The Corporate Governance Affairs Department shall keep an updated registry at all times of the Affected Persons and shall inform all of such persons of their inclusion on such registry.

The Affected Persons registry shall state:

(i)	The identity of the Affected Persons;

(ii)	The reason why such persons are included on the registry;

(iii)	The communications sent to the Corporate Governance Affairs Department by the Affected Persons in compliance with the provisions of article 3 of these Regulations;

(iv)	The securities and financial instruments hold by the Affected Persons and their related parties (as defined in article 3.4 below) included in the communications mentioned in paragraph (iii) above; and

(v)	The date at which the Affected Persons’ data was registered and updated on the registry.

The Affected Persons registry shall be promptly updated:

(i)	whenever there is a change in the reasons why any Affected Person is already on the registry;

(ii)	whenever any new person has to be added to the registry;

(iii)	whenever in any person already on the registry ceased to concur the circumstances mentioned in this article 2.2 which determined his or her consideration as Affected Person. In such a case, the date at which this fact occurs shall be registered on the registry.

The information registered on the registry will be kept for at least five (5) years after being drawn up or updated for the last time.

2.3.	Objective scope.

These Regulations are applicable to the following securities and financial instruments:

a)	Securities issued by Repsol YPF, S.A. and companies in the Repsol YPF Group admitted to trading, or whose admission to trading has been requested, on a stock exchange or other organised markets in Spain or overseas.

b)	Financial instruments granting the right to acquire the foregoing securities.

c)	Any other security, financial instrument or contract, traded or not on a secondary market, having as underlying securities any of those mentioned in the previous paragraphs.

3.	RULES OF CONDUCT REGARDING THE PURCHASE AND SALE OF SECURITIES AND FINANCIAL INSTRUMENTS ISSUED BY REPSOL YPF, S.A. AND COMPANIES OF REPSOL YPF GROUP

3.1	Initial communication.

The Corporate Governance Affairs Department shall request the signature by all the Affected Persons of a document as per the draft attached in Annex I hereto.

Likewise, whenever a person is included on the Affected Persons registry, he or she shall send to the Corporate Governance Affairs Department a communication listing the securities and instruments he or she holds, directly or through any related party, at the date of his or her inclusion on the registry.

3.2.	Communications of operations.

Any Affected Person who have made any operation for the acquisition or disposal (whether spot, forward of subject to term) of any of the securities or instruments mentioned in article 2.3 above, or the voting rights they confer, or for the creation of acquisition or transmission rights (including put and call options) related to such securities, (in a temporary or permanent manner, conferring full or limited title) shall notify the Corporate Governance Affairs Department, within five working days after effecting the operation, describing the transaction in question and indicating the date, quantity, price and market in which the transaction had been carried out.

This obligation to notify is without prejudice to any other obligation established in the laws and regulations governing the markets on which the securities and instruments contemplated in article 2.3 are traded and particularly in the provisions of Section 83 bis of the Securities Market Act and its regulatory development.

3.3.	Annual communication.

Once a year, coinciding with year-end, the Affected Persons shall send the Corporate Governance Affairs Department, on request, an up-to-date list of the securities and instruments mentioned in article 2.3 above they hold directly or through any related party.

3.4.	Related parties.

For purposes of these Regulations, transactions shall be deemed to have been effected by Affected Persons not only when they are carried out by such persons directly but also when carried out by any of the following persons:

a)	Spouse of the Affected Person or any other person with whom the Affected Person has a relationship analogous to marriage pursuant to national legislation.

b)	Their under age dependant children and other relatives who have been living with them or have been in their care for at least one year before the date when the transaction is conducted.

c)	Any legal entity or trust where the Affected Person is a Director or Executive; or which is, directly or indirectly, controlled by any of the persons previously mentioned; or which has been created for their benefit; or whose financial interests are to a large extent equivalent to those of any of the above;

d)	The intervening persons, which is understood to mean persons who carry out transactions in their own name and on behalf of the Affected Person. Such capacity shall be presumed in the case of those persons whom the Affected Person provides total or partial coverage against the risks inherent in the transactions carried out.

3.5.	Confidentiality of data.

The Corporate Governance Affairs Department shall keep all the data in the Affected Person registry strictly confidential.

3.6.	Portfolio management.

The reporting obligations contemplated in this article, save those contemplated in article 3.3, shall not be applicable when the Affected Persons have signed a portfolio management contract with a person or entity entitled to buy and sell securities without the intervention of the proprietor, provided the management has been commissioned on a stable basis and the manager follows professional criteria.

Any Affected Person signing a portfolio management contract shall be obliged to notify the Corporate Governance Affairs Department of the existence of the contract and identity of the manager and to instruct the latter to inform the Company, on request by the Department mentioned above or, in case of Directors of Repsol YPF, S.A., by the Board of Directors, of any transactions involving the securities or financial instruments contemplated in article 2.3.

3.7.	Prohibited trading periods.

Transactions by the Affected Persons in the securities and financial instruments referred in article 2.3 shall be suspended for the fifteen (15) days preceding each presentation of Company’s results (whether annual, semi-annual or quarter) until the following Stock Exchange’s working day after the date the results are published.

Likewise, the Chief Executive Officer may define additional periods during which the Affected Persons duly notified as such must abstain from any trading in the securities and financial instruments contemplated in article 2.3. This power shall be exercised whenever price-sensitive information exists or is anticipated in the Company or its group which has not yet been made public. The possibility of imposing this obligation is supplemental to the duty of complying at all times with the provisions of law (specifically including those concerning the treatment of price-sensitive information) and the Company regulations.

4. PRICE-SENSITIVE INFORMATION

4.1.	Definition of price-sensitive information.

Pursuant to Section 81.1 of the Securities Market Act, price-sensitive information shall be any information which:

a)	Is of a specific or precise nature.

b)	Refers directly or indirectly to the securities or instruments contemplated in article 2.3 or their issuers or companies of Repsol YPF Group.

c)	Has not been made public.

d)	If it were made public, could have or could have had a significant impact on the price of the securities and instruments contemplated in article 2.3.

By way of example, the following shall be considered price-sensitive information:

–	Results of Repsol YPF or the companies in its group.

–	Extraordinary alterations of those results or modifications of forecast results made public.

–	Transactions made by the company, such as capital increases, securities issues, proposals for the distribution of dividends, etc.

–	Mergers, acquisitions or significant divestments in assets of whatsoever nature.

–	Events that may lead to legal disputes, conflicts or penalties that could have a material effect on foreseeable results.

–	Decisions by authorities prior to their becoming common knowledge.

–	Other similar facts, events or situations.

4.2.	Loss of consideration as price-sensitive information.

Information shall cease to be considered price sensitive upon being made public or when it can no longer have any bearing on the price of the securities or instruments in question.

4.3.	Prohibitions.

Any persons holding any kind of price-sensitive information and who know or should know that it is price-sensitive information shall abstain from directly or indirectly doing any of the following for their own account or on behalf of third parties:

a)	Preparing or effecting any kind of transaction in respect of the securities or instruments contemplated in article 2.3 to which the price-sensitive information refers and based on that information, for their own benefit or that of related parties.

The preparation and effecting of transactions whose existence is in itself price-sensitive information and any transactions effected in fulfilment of a due obligation to buy or transfer the securities or instruments contemplated in article 2.3 shall be excluded from this ban whenever the obligation is set down in a contract or agreement made before any of the persons subject to these Regulations had the price-sensitive information, as will any other transactions effected in accordance with the applicable laws and regulations.

b)	Disclosing such information to third parties, save in the normal course of their duties, profession or office, subject to the requirements established herein.

For this purpose, “the normal course of their duties, profession or office” includes, among others, the communication to:

1.	The employees of the Group for the proper development of their tasks and responsibilities.

2.	The Board of Directors and the Executive Committee of Repsol YPF, S.A. for the design of the Group policy and the exercise of their unified management.

3.	The external advisers of the Company for the proper fulfilment of their mandate.

c)	Recommending third parties to buy, sell or transfer the securities and instruments contemplated in article 2.3 or have others buy, sell or transfer them, based on price-sensitive information.

4.4.	Obligation to protect information.

a)	Anyone who has any price-sensitive information is obliged to safeguard and protect it, without prejudice to their duty to report to and collaborate with the judicial and administrative authorities in the terms stipulated in the Securities Market Act and other applicable legislation.

b)	Anyone who has any price-sensitive information shall also take sufficient precautions to prevent any abusive or unfair use of that information.

c)	Anyone who becomes aware of any abusive or unfair use of price-sensitive information shall notify their superiors forthwith.

4.5.	Actions during the consideration or negotiation of transactions comprising price-sensitive information.

4.5.1. Monitoring of market prices

The Chief Financial Office shall oversee the evolution on the market of the securities and instruments contemplated in article 2.3 and any news announced or issued by professional reporters of economic information and the media that may affect those securities and instruments during the consideration or negotiation of any kind of legal or financial transaction that may comprised price-sensitive information.

4.5.2. Public announcement in the case of broken secrecy

In the event of any abnormal movements in trading prices or volumes of the securities and instruments contemplated in article 2.3, the Head of Communication and Head of the Chairman’s Office and/or the Chief Financial Officer shall promptly notify the Chairman of the Board, who shall, if necessary and if there are reasonable signs that said movements may be due to a premature, partial or distorted disclosure of the transaction, take whatever measures to issue forthwith a notification of significant information, indicating clearly and precisely the current state of the operation in progress and giving a preview of the information to be supplied, without prejudice to the provisions of article 5.4 of these Regulations.

4.5.3. Safeguard measures

The Executives and/or the person in charge of the operations under consideration or negotiations which can comprise price-sensitive information shall:

a)	Limit knowledge of the information strictly to those persons inside or outside the Company who really need to know it (hereinafter, the “Insiders”).

b)	Expressly advise those receiving the information that it is confidential and its use is prohibited, and their inclusion in the Insider registry described below.

c)	Keep a registry for each transaction that could give rise to price-sensitive information, indicating:

1.	The identity of the Insiders and the date on which each one of them received such information.

2.	The reason why such persons are included on the Insider registry;

3.	The date of creation of the Insider registry and the date in which the Insider’s data included therein were updated.

The Insider registry shall be promptly updated:

(i)	whenever there is a change in the reasons why any person is already on the registry;

(ii)	whenever any new person has to be added to the registry;

(iii)	whenever any person already on the registry ceased to have access to the price-sensitive information that caused the creation of the registry—in such a case, the date at which this fact occurs shall be registered on the registry.

The information registered on the registry will be kept for at least five (5) years after being drawn up or updated for the last time.

d)	Take security measures for the safekeeping, filing, access, reproduction and distribution of the price-sensitive information.

The Corporate Direction of Legal Services shall keep a Central Register of Price-Sensitive Information, in which it shall enter the information received from each person responsible for confidential documents, making the entries by whatsoever procedure it may consider most appropriate.

It shall not be necessary to prepare an Insider registry in connection with those operations or processes that are of a recurring character (such as the preparation of the annual accounts and the financial regulated information in which only Affected Persons participate.

4.6.	Compliance with securities market legislation

The executives and employees who have price-sensitive information shall comply strictly with the relevant laws and regulations on the securities market on which the securities and instruments contemplated in article 2.3 are traded, particularly those established in Section 81 of the Securities Market Act, statutory instruments and these Regulations.

5. SIGNIFICANT INFORMATION

5.1.	Definition of significant information.

Pursuant to Section 82 of the Securities Market Act, significant information is any information which, if known, may reasonably affect an investor for the purchase or transfer of securities or financial instruments and, therefore, may have a material influence on the price of those securities or financial instruments on a secondary market.

5.2.	Duty to report significant information.

Repsol YPF, S.A. undertakes to make public and promptly convey to the market, through notification to the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”), all significant information concerning the Company.

Significant information shall be reported to the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) along to its conveyance through whatsoever other means and promptly upon awareness of the corresponding fact or event, adoption of the decision or signing of the agreement or contract with third parties. Notwithstanding the foregoing, when the significant information may disturb the normal development of the operations on the Company’s securities or jeopardize the investor protection, the Company shall report the significant information to the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) prior to its publication.

In general, the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) shall be notified of significant information by the Investor Relations Department.

In special circumstances, the Chief Executive officer, the Managing Director (“Consejero Delegado”), if any, any member of the Repsol YPF, S.A. Executive Committee (“Comité de Dirección”), the Corporate Director of Legal Services, the Corporate Director External Relations and Communication or the Director of Corporate Governance Affairs may submit notifications of significant information.

The notifications of significant information shall be submitted to the Repsol YPF Disclosure Committee (“Comité Interno de Transparencia”) whenever so determined in the regulations governing its powers and procedures.

Significant information shall be posted on the Repsol YPF, S.A. web site, in the Shareholders and Investor section, once remitted to the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”).

5.3.	Contents of significant information.

All significant information supplied to the market shall be accurate, clear, complete and, when required by the nature of the information, quantified, and shall by no means be misleading or confusing.

5.4.	Confidential significant information.

The Company may, under its own responsibility, delay the publication and diffusion of significant information if it considers information should not be made public because its impact on the legitimate interests of the Company, provided that such omission will not be misleading and that the Company can assure the confidentiality of the information. In these cases, the Company shall promptly notify the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”).

6. TRADING IN OWN SHARES

6.1.	Treasury stock policy.

The treasury stock policy shall prevent the purchase and sale of own shares from hampering the free and fair operation of the market.

6.1.1. Specific plans.

Within the scope of the authorisation granted by the General Meeting, the Board of Directors of Repsol YPF, S.A. shall design specific plans for buying or selling treasury stock.

6.1.2. Ordinary transactions.

Regardless of the specific plans contemplated in the preceding paragraph and within the confines of the authorisation granted by the General Meeting, the company shall effect ordinary trading in Repsol YPF, S.A. shares to boost the liquidity of those shares on the market, reduce price fluctuations or temporarily invest cash holdings. Such trading shall not be intended to interfere with the free and fair operation of the market or favour specific shareholders of Repsol YPF, S.A.

If the financial structure of the company so permits, share buy-back may be considered to supplement investment projects.

6.1.3. Implementation of plans.

The Chief Financial Officer of Repsol YPF, S.A. shall implement the specific plans contemplated in 6.1.1 above and supervise the ordinary transactions in Repsol YPF, S.A. shares contemplated in 6.1.2.

6.1.4. Purchase of Repsol YPF, S.A. shares by subsidiaries.

All purchases of shares in Repsol YPF, S.A. by its subsidiaries by virtue of authorisations granted by their respective General Meetings shall comply with the provisions of these Regulations and be subject to control by the Chief Financial Officer of Repsol YPF, S.A.

6.1.5. Notices, recording and filing of transactions.

The Chief Financial Officer of Repsol YPF, S.A. and the persons he may nominate within the Repsol YPF Group shall be responsible for sending the official notices of trading in Repsol YPF, S.A. shares required under the applicable laws and regulations. The Chief Financial Officer of Repsol YPF, S.A. shall keep at all times a record and file of all purchases and sales of Repsol YPF shares, including those acquired by its subsidiaries.

6.2.	Volume of trading.

6.2.1. Specific plans.

The volume of any trading in Repsol YPF, S.A. shares made in fulfilment of the specific plans contemplated in article 6.1.1 above shall be as stipulated in those plans.

6.2.2. Ordinary transactions.

In ordinary transactions not included in the preceding paragraph, the maximum daily volume of trading in own shares shall not exceed 25% of the average total volume of trading in the past ten sessions (excluding any takeover bids or public offerings made during that period). By exception, in specific sessions in which the market is more volatile than normal, the volume of treasury stock trading may exceed this limit, giving confidential notice thereof to the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”).

6.3.	Price of ordinary transactions.

6.3.1. Purchase proposals.

Orders to buy shall be made at a price no higher than the greater of the following two: (i) the price of the last transaction effected on the market by independent third parties, and (ii) the price associated with the best independent offer to buy made.

6.3.2. Sale proposals.

Orders to sell shall be made at a price no lower than the lesser of the following two: (i) the price of the last transaction effected by independent third parties, and (ii) the price associated with the best independent offer to sell made.

6.4.	Procedure for transactions.

6.4.1. Scaling of transactions.

In general, the trading in Repsol YPF, S.A. shares shall be scaled over each session. For this purpose, save in extraordinary circumstances appreciated by the Chief Financial Officer of Repsol YPF, S.A.:

a)	No offers may be submitted to buy or sell during the opening tender. If the share does not open trading at the end of the opening tender, an offer shall be submitted to open trading and fix an initial price. This offer shall necessarily be made from among the prices associated with the best offer to buy and sell, at the value closest to the closing price on the previous session.

b)	No offers may be submitted to buy or sell during the closing tender. This notwithstanding, the volume of the last offer made may be altered, within the constraints established in the preceding paragraphs, immediately before the commencement of such period.

By exception, orders to buy or sell own shares may be submitted during that time, notifying the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) and explaining the reasons for those orders.

6.4.2. Counterparts of treasury stock operations.

The Company shall not arrange treasury stock transactions with other companies in its groups, its Directors, significant shareholders or nominees of any of them unless expressly authorised by the Board of Directors.

The company shall not issue simultaneous orders to buy and sell its own shares.

6.5.	Amendment of the above rules.

In case of urgent need to protect the interests of Repsol YPF, S.A., the Companies in its group and its shareholders, The Chairman of the Board of Directors of Repsol YPF, S.A. may temporarily resolve to amend or suspend the application of the foregoing rules.

7. MARKET MANIPULATION

7.1.	Prohibition.

The executives and employees of Repsol YPF Group shall abstain from preparing or conducting practices that may interfere with the free and fair operation of the market and as well as those contemplated in Section 83.ter of the Securities Market Act.

7.2.	Prohibited practices.

The following practices shall be prohibited:

a)	Transactions or orders which:

–	Give or may give false or misleading indications with respect to the offer, demand or price of listing securities or financial instruments.

–	Maintain the price of one or several financial instruments at an abnormal or artificial level through one or several persons acting in concert, unless the person effecting the transactions or issuing the orders is able to prove the legitimacy of his or her reasons and that they conform to market practices accepted on the regulated market in question.

b)	Transactions or orders using fictitious devices or any other form of scheming or fraud.

c)	Spreading of information through the media, including internet, or whatsoever other means that gives or may give false or misleading indications with respect to financial instruments, including the spreading of rumours and artificial, false or misleading information, when the person spreading them knew or should have known that the information was false or misleading.

d)	Any other practice that the Ministry of Economy or the National Securities Market Commission (“Comisión Nacional del Mercado de Valores”) may relate with or describe as a specific practice interfering with the free and fair operation of the market.

8. CONFLICTS OF INTEREST

8.1.	Rules for directors.

Board members shall abide by the Regulations of the Board in any aspects differing from the provisions of these Regulations.

8.2.	Definition of conflicts of interest.

Conflicts of interest shall exist between Repsol YPF or any of the companies in its group, on the one hand, and the executives or employees of Repsol YPF Group, on the other, whenever the unbiased actions of the latter may be jeopardised by virtue of their family, professional, economic or other ties.

8.3.	Prevention of conflicts.

In order to control possible conflicts of interest, the executives and employees of Repsol YPF Group shall inform in advance their respective heads of department of any situations that could potentially, in each specific circumstance, give rise to conflicts of interest with Repsol YPF, S.A. or any of the companies in its group. Such notification shall be given sufficiently in advance of effecting the transaction or closing the deal in question to enable the appropriate decisions to be taken.

If the person affected by the potential conflict of interest is a member of the Board, the Board shall be notified and, if necessary, the opinion of the Audit and Control Committee shall be sought.

If there is any doubt as to the existence of a conflict of interest, the executives and employees of Repsol YPF Group shall, as a measure of prudence, inform their respective heads of department or the Board, as the case may be, of the specific circumstances of the case, so that the latter may form an opinion on the situation.

8.4.	Solving of conflicts.

As a rule, the principle for all kinds of conflicts of interest is abstention. Anyone potentially affected by a conflict of interest shall, therefore, abstain from participating in any decisions that may affect the individuals or entities with which the conflict could arise. They shall also abstain from trying to influence those decisions, acting in loyalty to the Repsol YPF Group. In any conflicts of interest between the executives and employees of Repsol YPF Group and Repsol YPF or any other company in its group, the former shall act at all times out of loyalty to the Repsol YPF Group, putting the interests of the group above their own interests.

9. TERM

In order to guarantee prior effective conveyance, these Regulations shall enter into force as of 30 days after its approval by the Board of Directors of Repsol YPF, S.A. and shall be reviewed and updated regularly to adjust it to any subsequent legal requirements and take account of the best practices in this matter existing from time to time.

10. BINDING NATURE

These Regulations are binding on all persons included within its subjective general scope of application, as defined in article 2.1.

11. DEFAULT

Default of the provisions of these Regulations shall be considered a breach of employment contract. The seriousness of this breach shall be determined in the procedures stipulated in the applicable legal provisions.

This shall be without prejudice to any infringement of the Securities Market Act and other applicable provisions and the civil or criminal liability that may be claimed in each case.

12. SUPERVISION

The obligations established in these Regulations shall be supervised by the Audit and Control Committee.

* * *

ANNEX 1

Declaration of knowledge and acceptance of the

Repsol YPF Group Internal Conduct Regulations

regarding the Securities Market

Affirmant:	(Name and surnames)

Id. Card no.:	E-mail:

The undersigned hereby declares that he knows and accepts the current Repsol YPF Group Internal Conduct Regulations regarding the Securities Market (the “Regulations”). The undersigned has received a copy of the Regulations and agrees to comply with its provisions.

The undersigned expressly agrees and consents the treatment by Repsol YPF, S.A. of the information that he or she may provide in compliance with the Regulations, as well as the incorporation of such information into an automated file owned by Repsol YPF, S.A. and filed before the Spanish Data Protection Authority. This automated file has been created with the purpose of checking the compliance of the obligations established in the Regulations.

The undersigned may exercise the rights conferred by the laws and regulations related to personal data protection by sending a written communication to the Corporate Governance Affairs Department, Paseo de la Castellana nº 278, 3rd Floor, 28046 Madrid (Spain).

Signature:

[Place and date]

This document, duly filled in and signed, should be sent to the Corporate Governance Affairs Department, Paseo de la Castellana nº 278, 3rd Floor, 28046 Madrid (Spain).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: November 27th, 2008	By:	/s/ Fernando Ramírez
Name: Fernando Ramírez
Title: Chief Financial Officer